BANCOLOMBIA S.A. ANNOUNCES FILING OF SURVEY “CODIGO PAIS”

Medellín, Colombia, April 14, 2011

Bancolombia S.A. announces that today it submitted, through the system authorized by the Superintendency of Finance, the survey regarding its corporate governance practices from January to December 2010 (Encuesta de Mejores Practicas Corporativas “Código País”).

The survey and the answers provided by the Bank can be found on Bancolombia’s website at www.grupobancolombia.com.co, and through the website of the Superintendency of Finance, www.superfinanciera.gov.co.